Exhibit 99.(a)(5)(ii)

For Immediate Release

Western Asset Variable Rate Strategic Fund Inc.

Announces Commencement of Measuring Period to Determine Whether to Proceed with a Tender Offer

NEW YORK — (BUSINESS WIRE) — January 12, 2010 Western Asset Variable Rate Strategic Fund Inc. (NYSE: GFY) announced today that the Fund has commenced a “Measuring Period” to determine whether to proceed with a tender offer as required under the terms of a conditional tender offer for common shares of the Fund announced by the Fund on February 4, 2009.

The Fund achieved its “Price Trigger” (which is defined under the terms of the previously announced conditional tender offer as a net asset value (“NAV”) of at least $16.00 per share as of the close of trading on any full day of trading on the New York Stock Exchange) on January 11, 2010, when the Fund reported a net asset value of $16.01 per share. When the Fund announced the conditional tender on February 4, 2009, the NAV was $13.43 per share.

Also, under the terms of the conditional tender offer and as a result of achieving the Price Trigger, the Fund has commenced its “Measuring Period”, which is defined as the twelve-week period immediately following the achievement of the Price Trigger.  At the conclusion of the Measuring Period on April 1, 2010, if the Fund’s shares traded on the New York Stock Exchange at an average discount from their NAV of more than 10% (as computed by measuring the average discount based on the Fund’s per share closing NAV and market price as of the last business day of each week during the Measuring Period), the Fund will conduct as soon as reasonably practicable thereafter a tender offer for up to 20% of the then-outstanding common shares at a price equal to at least 98% of the Fund’s NAV per share on the date the tender offer expires.  If at the conclusion of the Measuring Period the average discount is determined to be 10% or less, the Fund will not commence a tender offer and there will not be a new Measuring Period.

The final determination will be announced by press release at the conclusion of the Measuring Period.

Western Asset Variable Rate Strategic Fund Inc., a non-diversified closed-end management investment company traded on the New York Stock Exchange under the symbol “GFY,” is advised by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., and is sub-advised by Western Asset Management Company, an affiliate of the adviser.

Contact the Fund at 1-888-777-0102 for additional information, or consult the Fund’s web site at www.leggmason.com/cef.

All data and commentary provided in this press release are for informational purposes only. Legg Mason and its affiliates do not engage in selling shares of the Fund. The Fund’s common shares are traded on the New York Stock Exchange.

The tender offer will be made, and the shareholders of the Fund will be notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable rules and regulations. The tender offer described in this announcement has not yet commenced. This announcement is not an offer to purchase or a solicitation of an offer to sell shares of the Fund. The tender offer will be made only by an Offer to Purchase for Cash and the related Letter of Transmittal. As soon as the tender offer commences, the Fund will file a tender offer statement with the SEC.  The Fund has, in addition, filed a proxy statement with the SEC relating to its annual shareholder meeting to be held on January 26, 2010. SHAREHOLDERS OF THE FUND SHOULD READ THESE DOCUMENTS BECAUSE THEY CONTAIN OR Will CONTAIN IMPORTANT INFORMATION. Documents filed with the SEC are available to investors for free at the SEC’s website (http://www.sec.gov).

Brenda Grandell, Director, Closed-End Funds, Legg Mason & Co. LLC, 212-857-8087